UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Williamsburg Distillery Inc. (a/k/a Eight Shires and Eight Shires Brands)

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Virginia

    Date of organization
    November 5, 2013

Physical address of issuer
7218 Merrimac Trail, Unit C, Williamsburg, VA 23185

Website of issuer
http://www.8shires.com/

Current number of employees
7

	Most recent fiscal year-end (ending December 31, 2018)	Prior fiscal year-end (ending December 31, 2017)
Total Assets	$224,141.70	$168,545.00
Cash & Cash Equivalents	$55,805.68	$4,847.00

Accounts Receivable	$9,360.84	$5,944.00
Short-term Debt	$8,316.32	$8,558.00
Long-term Debt	$793,672.33	$586,262.00
Revenues/Sales	$115,599.00	$131,328.00
Cost of Goods Sold	$111,795.54	$107,520.00
Taxes Paid	$3,997.04	$6,366.03
Net Income	-$164,625.21	-$161,785.00


April 30, 2019

FORM C-AR

Williamsburg Distillery Inc. (a/k/a Eight Shires and Eight Shires Brands)




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Williamsburg Distillery Inc. (a/k/a Eight Shires and Eight Shires Brands), a Virginia Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.8shires.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Williamsburg Distillery Inc. (a/k/a Eight Shires and Eight Shires Brands) (the "Company") is a Virginia Corporation, formed on November 5, 2013. The Company is currently also conducting business under the name of Eight Shires Distillery, Eight Shires Brands.

The Company is located at 7218 Merrimac Trail, Unit C, Williamsburg, VA 23185.

The Company's website is http://www.8shires.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Eight Shires is a colonial style distillery producing and selling bourbon, gin, rum, and other spirits as available for purchase through the Virginia Alcohol Beverage Counsels (ABC) stores and other retail locations. We are in early phases of opening an associated tavern style restaurant to feature our products, as well as to offer a colonial style food menu and Virginia beverages.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our distilled spirits is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our distilled spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on William S. Dodson, Jr. who is the President, Secretary, and Treasurer of the Company. The Company has or intends to enter into employment agreements with William S. Dodson, Jr. although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of William S. Dodson, Jr. or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on William S. Dodson, Jr. in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of his death or disability. Therefore, in any of William S. Dodson, Jr. die or becomes disabled, the Company will not receive any compensation to assist with this absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In the future we may be dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
In the future we may purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We will be exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

Our spirits business uses oak barrels to age certain spirits we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

The Company's distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under some state laws, distribution agreements for alcoholic beverages can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a n alcoholic beverage supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the alcoholic beverage distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The Company is heavily dependent on its distributors.

The Company is required by law to use state licensed distributors and/or. state-owned agencies to sell its products for distribution to on-premise locations such as bars and restaurants, and for distribution to off-premise retail locations such as grocery and liquor stores. Although the Company currently has a small network of wholesale distributors for its current needs. sustained growth and expansion into new markets will require the Company to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that the Company will be able to maintain its current distribution network or secure additional distributors on terms favorable to the Company, or at all. Inability to maintain and add distributors could have a material adverse effect on the Company's business. results of operations. and financial condition. Further, distributors often represent competing spirits brands and may be influenced by their continuing business relationships with other distillers. The Company's distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales. While we believe that the relationships between the Company and its distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of Company's distributors will continue to effectively market and distribute Company's products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on the Company's business. results of operations. and financial condition.

In certain states. known as "control states". the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If in the future. we are unable to maintain our current listings in the control states. or secure and maintain listings in those states for any additional products we may acquire. sales of our products could decrease significantly.

We will be subject to governmental regulations affecting our distillery. We have a license to distill spirits but have not yet received licenses to operate a tasting room and restaurant.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. A tasting rooms kitchen would be subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of any tasting room or kitchen, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The Company's licenses are subject to revocation.

The Company, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force the Company to cease its current operations. Revocation of licensing by a state could force the Company to cease sales and marketing in that state.

The craft spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of craft spirits products are somewhat seasonal, with certain quarters historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The Indian Maize and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

There are general economic risks associated with the restaurant and bar/tavern industry.

Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

In certain states we are subject to "dram shop" statutes.

Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;

▪ food-borne illness incidents;

▪ the safety of the food commodities we use, particularly beef;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Because our restaurant is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.
Our financial performance dependent on our restaurant located in Virginia. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our restaurant. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our restaurant, it could adversely affect traffic to our restaurant as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or

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we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our restaurant, timely and efficiently distributing inventory to our restaurant. maintaining an appropriate mix and level of inventory in the restaurant, appropriately changing the allocation of floor space of our restaurant among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our restaurant, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products we offer are products that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under

those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, distribution, mobile communications, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Eight Shires is a colonial style distillery producing and selling bourbon, gin, rum, and other spirits as available for purchase through the Virginia Alcohol Beverage Counsels (ABC) stores and other retail locations. We are in early phases of opening an associated tavern style restaurant to feature our products, as well as to offer a colonial style food menu and Virginia beverages.

Business Plan

Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We utilize our marketing and online presence to win with consumers at the 'zero moment of truth' - when they are searching for information about a spirit type, brand or product. We work collaboratively with our customers to improve the in-store presence of our products and win the 'first moment of truth' - when a consumer is selecting the spirit to try. We must also win the 'second moment of truth' - when a consumer uses the product, evaluates how well it met his or her expectations and decides whether it was of good quality. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority, but we do not want to lose focus on the historic design of our recipes and the interactive experience with our customers. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth. The expansion and development of products within Eight Shires Brands may include larger, more robust distilling space, expansion of current distilling operations or the opening of an associated tavern and whiskey experience room.

History of the Business

Founded in 2014, Eight Shires Colonial Distillery specializes in the research, recreation and production of the Business American colonial style distilled spirits of the period 1600-1775. Concluding a "demonstration" production period, the distillery is ready to expand to formal production facilities, coupling with a full "period" tavern allowing Eight Shires to serve a full and unique selection of distilled spirits, cocktails, beer, and wine with food pairings.

The Company's Products and/or Services

Product / Service	Description	Current Market
Distilled Spirits	Currently, the Company produces gin, rum, vodka, and bourbon. It is the intention to expand the offerings to include variations on the current line and inclusion of cordials and other such spirits.	The Company distributes throughout the Commonwealth of Virginia. It is primarily sold in the Virginia Peninsula region of Hampton Roads, including: Williamsburg, Newport News, Hampton and James City County.

We are constantly researching and developing new recipes and varieties of our products, which we think might appeal to our customers. We anticipate being able to deliver new products a couple times a year, as space and rotation allow.

We reach our customers through the onsite tasting room, the Virginia Alcohol Beverage Counsel, and through connections with restaurateurs and vendors in the local area who purchase and resell our products.

Competition

In addition to competing against the major distributors of spirits in the U.S. (e.g. Diageo, Beam Suntory, Bacardi Limited, Pernod Ricard, etc.), the Company directly competes with several Virginia-based distillers including Copper Fox Distillery, Ironclad Distillery, Blue Sky Distillery, Great Dismal Distillery, Dead Reckoning Distillery, and Chesapeake Bay Distillery.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small distillers, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, our specific formula niche (recreating in modern times the colonial styled spirits of the Americas), and packaging are important differentiating factors.

Customer Base

Our customers are our neighbors and local residents who appreciate our quality spirits and distilling experience as well as whiskey enthusiasts who have heard about our product via word of mouth or certain advertising platforms. Our customers tend to be of no specific demographic, other than those choosing to enjoy a unique and historically styled spirit.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
5370505	IC 033. US 047 049. G & S: Distilled Spirits	Eight Shires	August 14, 2015	January 2, 2018	USA

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations regarding manufacturing, distribution and sale of alcoholic beverages, those relating to building and zoning requirements and, in the future, those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. The licenses that we have been granted are described below.

Licensor	Licensee	Description of Right Granted	Date of Grant	Termination Date
Alcohol and Tobacco Tax and Trade Bureau	Williamsburg Distillery	DSP-VA-20024. Distilling Spirits for consumption. scientific and fuel.	January 1, 2015	N/A
Virginia Alcoholic Beverage Control	Williamsburg Distillery	086487. Distillery (5000 gallon or less annually)	July 1, 2017	June 30. 2018

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7218 Merrimac Trail, Unit C, Williamsburg, VA 23185

The Company has no additional addresses.

The Company conducts business in the Commonwealth of Virginia.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William S. Dodson, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, January 1, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. Dodson's serves as the chief executive and master distiller. He is responsible for the administrative functions, creation of recipes, collaborating with vendors and suppliers, working with VA ABC for distribution and production of the distilled spirits. He has served in these roles since inception.

Endodontist at Dodson Endodontics, January 1, 2014 to Present
Master Distiller at Williamsburg Distillery Inc. November 5. 2013 to Present

Education:
University of Richmond, Psychology, 1980
University of Richmond, Mathematics, 1980
University of Arizona, Aerospace, 1983
University of Florida, Dentistry, 1998
New York University, Endodontics, 2000

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William S. Dodson, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, and Treasurer from January 1, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. Dodson's serves as the chief executive and master distiller. He is responsible for the administrative functions, creation of recipes, collaborating with vendors and suppliers, working with VA ABC for distribution and production of the distilled spirits. He has served in these roles since inception.

Endodontist at Dodson Endodontics, January 1, 2014 to Present

Master Distiller at Williamsburg Distillery Inc. November 5. 2013 to Present

Education:
University of Richmond, Psychology, 1980
University of Richmond, Mathematics, 1980
University of Arizona, Aerospace, 1983
University of Florida, Dentistry, 1998
New York University, Endodontics, 2000

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees in Virginia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	510
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Securities issued pursuant to Regulation CF:

Type of security	Crowd Note
Amount outstanding	108
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	William S. Dodson, Jr.
Amount outstanding	$793,672.33
Interest rate and payment schedule	0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2023
Other material terms	N/A

The total amount of outstanding debt of the company is $793,672.33.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	108	$54,297	Proceeds remain in operating funds	March 19, 2018	Regulation CF

Ownership

The Company is solely owned by Dr. William S. Dodson, Jr.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
William S. Dodson, Jr.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are currently focusing on future growth and expansion into a collaborative retail, distillery and restaurant rather than generating revenue. We are not certain when we will generate profits, but intend to devote our resources to increasing inventory toward future profitability.

The Company has increased barrelled/aging inventory to over 3000 proof gallons with an anticipated retail value of $750,000. A special edition, historic single malt is in process this year with an additional anticipated revenue of $2,000,000.

Liquidity and Capital Resources

On March 19, 2018 the Company conducted an offering pursuant to Regulation CF and raised $54,297.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

The Company has been in discussions with financial institutions. However, the Company has not signed any agreements or letters of intent. Additionally, the Company remains committed to the growth of the operations and continues to provide funds as needed.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Company has been evaluating potential sites for expansion of distilling operations and the opening of a tavern and experience room. Provided the proper location comes available, or the currently researched and discussed options come to fruition, there will be new liabilities associated with such growth.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	William S. Dodson, Jr.

Relationship to the Company	The lender is also 100% owner of the Company.
Total amount of money involved	$793,672.33
Benefits or compensation received by related person	Repayment
Benefits or compensation received by Company	Operating Capital
Description of the transaction	Dr. Dodson has contributed money in the form of loans to the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/William S. Dodson, Jr.
_____
(Signature)

William S. Dodson, Jr.
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/William S. Dodson, Jr.
_____
(Signature)

William S. Dodson, Jr.
_____
(Name)

President
_____
(Title)

4/30/19
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, William S. Dodson, Jr., being the founder of Williamsburg Distillery. Inc. (a/k/a Eight Shires and Eight Shires Brands), a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/William S. Dodson, Jr.
(Signature)

William S. Dodson, Jr.
(Name)

President
(Title)

4/30/19
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Williamsburg Distillery
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-164,625.21
Adjustments to reconcile Net Income	
to net cash provided by operations:	
VABC Sales Due	-3,130.77
VABC Commission Due	-524.38
BB&T Credit Card	2,628.98
Due to VABC	9,609.97
Loan From Dodson Endodontics	207,000.00
Net cash provided by Operating Activities	50,958.59
Net cash increase for period	50,958.59
Cash at beginning of period	4,847.09
Cash at end of period	**55,805.68**

Williamsburg Distillery
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Crowdfunding	49,496.21
Wholesale Sales	
Distillery Store	17,868.27
State Warehouse	10,710.48
Total Wholesale Sales	28,578.75
Store Sales	83,764.76
Commission Income	3,255.49
Total Income	165,095.21
Cost of Goods Sold	
Supplies-Production	33,944.64
Payments to Virginia ABC	42,990.04
COGS Merchandise	636.05
COGS Liquor	33,352.36
Purchases for Resale	872.45
Total COGS	111,795.54
Gross Profit	53,299.67
Expense	
Employee Morale	545.56
Licenses & Permits	553.97
Advertising and Promotion	17,971.22
Automobile Expense	2,963.79
Bank Service Charges	859.79
Computer and Internet Expenses	439.99
Consulting Fees	440.00
Dues and Subscriptions	6,412.89
Insurance Expense	3,048.46
Interest Expense	11.44
Legal and Accounting	18,059.50
Training Sessions	2,892.28
Gross Wages	54,629.62
Payroll Taxes	16,186.48
Payroll Service Fee	1,293.50
Postage and Delivery	259.03
Professional Fees	9,068.48
Rent Expense	20,587.32
Repairs and Maintenance	29,936.03
Research & Development	1,697.00
Supplies-Store	11,535.91
Taxes Paid	
Sales and Use Tax	2,549.66
Taxes - City	802.85
Taxes - Excise	644.53
Total Taxes Paid	3,997.04
Travel Expense	451.00
Utilities	14,058.60
Total Expense	217,898.90
Net Ordinary Income	-164,599.23
Other Income/Expense	
Other Income	
Interest Income	2.59
Total Other Income	2.59

Williamsburg Distillery
Profit & Loss
January through December 2018

	Jan - Dec 18
Other Expense	
Penalties	28.57
Total Other Expense	28.57
Net Other Income	-25.98
Net Income	-164,625.21

Williamsburg Distillery
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
BB&T Checking 4122	3,724.01
BB&T Savings 3088	50,071.85
Drawer Cash	2,009.82
Total Checking/Savings	55,805.68
Other Current Assets	
Inventory	2,500.00
Employee Advance	699.87
VABC Sales Due	8,660.97
VABC Commission Due	938.18
Total Other Current Assets	12,799.02
Total Current Assets	68,604.70
Fixed Assets	
Furniture and Equipment	181,657.00
Accumulated Depreciation	-26,120.00
Total Fixed Assets	155,537.00
TOTAL ASSETS	224,141.70
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BB&T Credit Card	8,316.32
Total Credit Cards	8,316.32
Other Current Liabilities	
Due to VABC	12,480.88
Loan From Dodson Endodontics	207,000.00
Loan from Dodson Personal	586,672.33
Total Other Current Liabilities	806,153.21
Total Current Liabilities	814,469.53
Total Liabilities	814,469.53
Equity	
Common Stock	510.00
Retained Earnings	-426,212.62
Net Income	-164,625.21
Total Equity	-590,327.83
TOTAL LIABILITIES & EQUITY	224,141.70

Williamsburg Distillery
A/R Aging Summary
As of December 31, 2018

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
TOTAL	0.00	0.00	0.00	0.00	0.00	0.00